Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium names Steve J. Douglas as Chief Financial Officer

August 21, 2014

Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) is pleased to announce today Mr. Steve J. Douglas has accepted the position of Senior Vice President and Chief Financial Officer (CFO) effective November 3, 2014. Steve comes to Agrium from Brookfield Asset Management where he was Senior Managing Partner and CFO of Brookfield Property Partners and also previously held the role of CFO at Falconbridge.

As CFO, Steve will be responsible for all strategic elements of the financial operations of Agrium and will be a member of the Senior Leadership Team.

“We are very pleased that Steve will be joining Agrium,” said Chuck Magro, President and Chief Executive Officer. “With over 20 years of financial leadership experience, and other senior business positions at a number of major organizations, Steve brings with him a wealth of financial and business experience that will allow him to build on Agrium’s strong strategic and financial position and continue to support our focus on disciplined capital allocation and value-added growth.”

At Brookfield Asset Management, Steve was the Senior Managing Partner and Chief Financial Officer, responsible for all financial aspects of the Commercial Property Group of Brookfield Asset Management, an organization with in excess of $US 110 billion under management around the world. He previously held numerous positions with Brookfield, including senior roles within Brookfield’s retail and housing construction division in Brazil, Australia, Dubai, Britain and Canada. Steve was the Executive Vice President and the Chief Financial Officer at Falconbridge Limited (now Xstrata Canada Corporation) from 2003 to 2006 and was also previously employed at Ernst and Young. He has been an Independent Director of numerous public company boards internationally. Mr. Douglas holds a CPA designation and has a Bachelor of Commerce Degree from Laurentian University in Sudbury, Ontario.

“I would like to thank Steve Dyer for taking on additional responsibilities while we conducted the search, this will now allow him to focus all of his attention as President of Retail. Steve has recently relocated to Loveland, Colorado in this regard,” said Mr. Magro.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com